

November 3, 2009

David West Griffin
Chief Financial Officer and Director
Energy XXI (Bermuda) Limited
Canon's Court
22 Victoria Street, PO Box HM 1179
Hamilton HM EX, Bermuda

> **Re:** **Energy XXI (Bermuda) Limited**
> **Revised Schedule 14A Preliminary Proxy Statement**
> **Filed October 22, 2009**
> **File No. 1-33628**

Dear Mr. Griffin:

We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 42

1. You disclose at page 46 that the Remuneration Committee established "the following performance targets," but you still do not provide quantification for any of the bulleted items. We refer you to prior comments 6 and 7, and we reissue both comments.

<u>Closing Comments</u>

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey L. McNeil at (202) 551-3392, or in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707, with any questions.


Sincerely,


H. Roger Schwall
Assistant Director


cc:     <u>Via Facsimile</u>
        Mark Kelly, Esq.
        (713) 758-2346